

March 7, 2025

Clifford Starke
Chief Executive Officer
Flora Growth Corp.
3230 W. Commercial Boulevard, Suite 180
Fort Lauderdale, FL 33309

>     **Re:  Flora Growth Corp.**
>          **Registration Statement on Form S-3**
>          **Filed February 24, 2025**
>          **File No. 333-285170**

Dear Clifford Starke:

    We have conducted a limited review of your registration statement and have the following comments.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

Cover Page

1.     Please disclose how many shares of common stock underlying the SARs have vested as of a recent practicable date and how many shares may vest in the future.

Stock Appreciation Rights, page 11

2.     We note your disclosure on page 13 that the December 2024 Stock Appreciation Rights were granted pursuant to the Company's 2022 Incentive Compensation Plan. Please revise your disclosure to clarify whether the December 2023 Stock Appreciation Rights and the August 2024 Stock Appreciation Rights were also granted pursuant to the Company's 2022 Incentive Compensation Plan.

General

3.      We note that you filed this registration statement more than 45 days after the end of your fiscal year. As you do not appear to meet the age of financial statement requirements of Rule 8-08(b) of Regulation S-X, you will need to include your audited financial statements or file and incorporate by reference your annual report for fiscal year ended December 31, 2024 before we will accelerate the effective date of your registration statement. For additional guidance, please refer to Section 1220.3 of the Division's Financial Reporting Manual.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Tim Buchmiller at 202-551-3635 or Jason Drory at 202-551-8342 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc:     Richard Raymer, Esq.